Elizabeth R. Hughes	(703) 760-1649	erhughes@venable.com
April 17, 2007
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Healthcare Acquisition Corp.
Amendment No. 7 to Registration Statement on Form S-1
Filed April 13, 2007
File No. 333-135705

Dear Mr. Reynolds:
          We are in receipt of your letter dated April 17, 2007 providing comments on the referenced filing for China Healthcare Acquisition Corp. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
General
1. Please identify the affiliate of the chairman. We note that in past amendments, other references to the affiliate of the chairman were deleted.
     The affiliate of the Chairman is not known at this time. If he decides to use an affiliate, it will be an entity he controls. The actual entity, if any, used will be decided in light of tax, estate and other planning tools he may consider prudent at the time. He doesn’t need to make the decision as to the actual entity until a business combination is at hand.
2. We note the chairman has agreed to purchase, or cause his affiliate to purchase, up to $8 million of your common stock in the open market at market prices not to exceed the per share amount held in the trust account. In addition, the chairman has agreed to vote all such shares of common stock purchased in the open market in favor of the initial business combination. Accordingly, the percentage of shares voting against the combination will be significantly reduced by the proportionate shares acquired by the chairman and his affiliate For example, if the chairman buys approximately 1,358,000 shares common stock at the liquidation rate of $5.89 for a total price of approximately $8 million, the number of shareholders required to vote against the combination will be significantly reduced (in this case approximately 16%). Therefore, a combination will be more likely to occur even if the

Mr. John Reynolds
April 17, 2007

merger is not sound due to the influence of the chairman and his shares; the investors’ protection is greatly reduced. Please expand the MD&A discussion to address this issue and add a risk factor.
          Additional disclosure has been made as requested at pp 23 and 37.
Principal Stockholders, page 55
3. Please provide a Regulation M analysis as to when the restricted period would commence with respect to the anticipated acquisition/business combination, including any relevant valuation periods.
          If the target company were publicly held and proxies or consents were solicited from the shareholders of the target, the mailing of a proxy statement/prospectus would typically occur well in advance of the meeting to allow sufficient time to solicit the target’s shareholders. We estimate that this would require a mailing date of approximately 30 days in advance of the meeting. The record date would precede the mailing date. The restricted period under Regulation M in such instance would commence on the mailing date and end on the meeting date. Valuations in this context would occur prior to the announcement of a proposed business transaction or after the proxy materials had been mailed. In the latter case Regulation M would prohibit market purchases after the mailing.
          If the proxies were not to be solicited from the target owners, the staff has said (assuming a distribution were to occur) that the day the target shareholders are first asked to commit to the transaction would be the date most comparable to the mailing date of a proxy. In this context there would be no restricted period because the date of commitment and approval by stockholders would be the same. Furthermore, if the business combination involved a purchase of a privately held firm, e.g. a wholly-owned subsidiary or entity owned by only a handful of owners, it is unlikely that a distribution of our securities would be involved. Instead, our stock would be issued in a private placement. In such event the staff has not permitted the owners in a “private” business combination to receive registered stock where the purchase agreement has been signed prior to the filing of a registration statement; instead, the business combination was deemed a private sale of securities which could only be registered for resale. In either case, Regulation M would not apply.
          In addition, the plan provides that the market purchases would end on the business day prior to the record date for the shareholder meeting of the Company.

Mr. John Reynolds
April 17, 2007

4. Please explain how the limit order purchase plan complies with Rule 10b5-1, Rule 10b-18 and Regulation M under the Exchange Act.
          Regulation M. In the event the target were a public company or proxies were to be solicited, in order to comply with Regulation M, Mr. Kang would not make any purchases of shares of the Company after proxy materials had been sent to the target shareholders. The limit order purchase plan requires that Mr. Kang discontinue any purchase on the business day preceding the record date for the meeting of the Company’s shareholders. The record date precedes the date of mailing a proxy statement which according to the staff Regulation M-A Release No. 33-7760 is when the restricted period begins. There are no purchases permitted during the Regulation M restricted period.
          In the event the target were a privately held entity we do not believe that Regulation M would be applicable as noted above.
          The Company believes that the trading plan is consistent with the conditions of the Key Hospitality no action letter since (i) the terms of the trading plan are fully disclosed in the prospectus, including the duration of the purchase period, the maximum price to be paid per share, and the total dollar amount committed to the trading plan; (ii) the trading plan has been filed as an exhibit to the Registration Statement; and (iii) the purchases will be made pursuant to the trading plan in accordance with the guidelines in Rule 10b5-1 by a broker-dealer who is registered under Section 15 of the Exchange Act. In addition, Mr. Kang has advised the Company that none of the shares purchased pursuant to the trading plan will be sold or transferred for six months after the completion of a business combination. Finally, all share purchases will be reported to the Commission and publicly disclosed through Form 4, Statement of Changes of Beneficial Ownership of Securities, filings.
          The Company will, and Mr. Kang and Ferris, Baker Watts have advised the Company that they will comply with the conditions set forth in the Key Hospitality no action letter, including (A) other than the bid represented by the trading plan during the restricted period, no warrant bids or purchases pursuant to the trading plan will occur until 60 calendar days following the end of the restricted period for the unit distribution; (B) the Company and Ferris, Baker Watts will provide to the Staff promptly upon request, a daily time-sequenced schedule of all purchases made pursuant to the trading plan, on a transaction-by-transaction basis, including: (1) size, broker (if any), time of execution, price of purchase; and (ii) the exchange, quotation system, or other facility through which the share purchase occurred; (C) upon request of the

Mr. John Reynolds
April 17, 2007

Staff, the Company and Ferris, Baker Watts shall transmit the information as specified in Clause (B) above to the Division at its headquarters in Washington, DC within 30 days of its request; and (D) representatives of the Company and Ferris, Baker Watts shall be made available (in person at the offices of the Division of Market Regulation in Washington, DC or by telephone) to respond to inquiries by the Division of Market Regulation regarding their purchase(s).
          Accordingly, the Company does not believe that the bid violates Regulation M as it relates to the distribution of the units.
          Rule 10b-18
          The purchase arrangement is intended to comply with the restrictions applicable to Rule 10b-18 purchases.
          1. The purchases are required to be made through one broker;
          2. The timing of the purchases will comply with the requirement of Rule 10b-18(b)(2);
          3. The price at which the purchases will be made will comply with the restrictions of Rule 10b-18(b)(3); and
          4. The volume limitations set forth in Rule10b-18(b)(4) will not be exceeded.
          We have added a sentence to Exhibit 10.8 to make clear that all purchases must be made in accordance with the applicable requirements of Rule 10b-18.
          Rule 10b5-1
          The limit order purchase plan complies with Rule 10b5-1 as follows:
          Under the limit order purchase plan, Mr. Kang instructs FBW (or an independent broker mutually agreed upon by FBW and Mr. Kang) to place a limit order to purchase (i) a specified amount of securities (up to $8,000,000 of shares of stock), (ii) at a specified purchase price (not to exceed the per share amount held in the Company’s trust account (less taxes payable) as reported in the Company’s Current Report on Form 8-K announcing its execution of a definitive agreement for a business combination (“Signing 8-K”)), (iii) on a specified date (commencing

Mr. John Reynolds
April 17, 2007

on the later of 10 business days after the Company files the Signing 8-K or 60 calendar days after termination of the “restricted period” under Regulation M). This complies with sections (c)(1)(i)(B)(1) and (c)(1)(ii) of Rule 10b5-1.
          Mr. Kang will not be in possession of any material nonpublic information at the time he enters into the plan as required under Rule 10b5-1(c). The plan was entered into in good faith and not as part of a plan or scheme to evade the prohibition of Rule 10b5-1. Mr. Kang has not entered into a hedging transaction with respect to the securities subject to the limit order and we have added a covenant that no such transactions will be entered into.
          We trust that the foregoing is responsive to the staff’s comments. The Company wishes to proceed with its offering as promptly as possible. Consequently, we request that the staff review Amendment No. 8 as promptly as possible.

Very truly yours,
/s/ Elizabeth R. Hughes

cc:	Alwin Tan
Scott Bass
Arthur Marcus, Esq.